VF 4-3-03

03018410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

** AM 4/1/2003

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 21 2003 WASH. D.C. 165

SEC FILE NUMBER
8- 53507

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LANE CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

263 QUEENS GRANT ROAD
(No. and Street)

FAIRFIELD (City) CT (State) 06430 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN LANE 203-209-1977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERETZ, RESNICK & CO., LLP
(Name – *if individual, state last, first, middle name*)

303 S. BROADWAY SUITE 105 (Address) TARRYTOWN (City) NY (State) 10591 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

OATH OR AFFIRMATION

I, JOHN LANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LANE CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

ELIZABETH P. BROWNE
Notary Public
My Commission expires
March 31, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANE CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

LANE CAPITAL MARKETS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2002

TABLE OF CONTENTS

PERETZ RESNICK & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

303 South Broadway, Suite 105
Tarrytown, New York 10591
914-332-5393
Fax: 914-332-5996
Email: contact@peretzcpas.com

331 Madison Avenue
New York, New York 10017
212-697-2511

INDEPENDENT AUDITOR'S REPORT

To Mr. John Lane
Lane Capital Markets, LLC

We have audited the accompanying balance sheet of Lane Capital Markets, LLC as of December 31, 2002, and the related statements of income, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This was our first audit of the Company's financial statements and, as instructed, the scope of our engagement did not include an audit of the financial statements of the preceding year sufficient to enable us to express, and we do not express, an opinion on the consistency of application of accounting principles with the preceding year.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lane Capital Markets, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of adjusted net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peretz, Resnick & Co., LLP

March 13, 2003

LANE CAPITAL MARKETS, LLC

BALANCE SHEET

DECEMBER 31, 2002

ASSETS	
Current Assets:	
Cash and cash equivalents	$ 297,149
Pershing deposit account	25,000
Total current assets	$ 322,149
Fixed assets, Net of accumulated depreciation	1,960
Total Assets	$ 324,109
LIABILITIES	
Accounts payable and accrued expenses	$ 10,757
Total Liabilities	10,757
Member's Equity	313,352
Total Liabilities and Member's Equity	$ 324,109

See Accompanying Notes to the Financial Statements.

LANE CAPITAL MARKETS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

INCOME	
Fee income	$ 172,203
EXPENSES	
Auto expenses	1,127
Consulting and commissions	25,712
Contributions	500
Depreciation	459
Dues and subscriptions	1,820
Entertainment	13,501
Equipment rental	800
Stationary and office expenses	16,975
Professional fees	29,844
Promotion	638
Regulatory fees and expenses	10,343
Rent	1,122
Repairs	600
Telephone	6,073
Travel	13,547
Total Expenses	123,061
Net income	$ 49,142

See Accompanying Notes to the Financial Statements.

LANE CAPITAL MARKETS, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Member's equity – beginning of year	$ 143,210
Member's Contributions	151,000
Net Income	49,142
	343,352
Member's Withdrawals	(30,000)
Member's equity – end of year	$ 313,352

See Accompanying Notes to the Financial Statements.

LANE CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net income	$ 49,142
Adjustments to reconcile to net cash provided by operating activities:	
Changes in assets and liabilities	
Depreciation	459
Pershing deposit account	(25,000)
Accounts payable and accrued expenses	2,758
Net cash provided by operating activities	27,359
Cash flows used for investing activities:	
Equipment purchases	(2,419)
Cash flows provided by financing activities	
Member's capital contributions	151,000
Member's distributions	(30,000)
Net cash provided by financing activities	121,000
Net increase in cash	145,940
Cash and cash equivalents, beginning of period	151,209
Cash and cash equivalents, end of period	$ 297,149

See Accompanying Notes to the Financial Statements.

LANE CAPITAL MARKETS, LLC

SCHEDULE OF ADJUSTED NET CAPITAL

DECEMBER 31, 2002

Current Assets	$ 322,149
Less: Total Liabilities	(10,757)
Adjusted Net Capital	$ 311,392
Net Capital Required	$ 100,000
Excess Net Capital	$ 211,392

See Accompanying Notes to the Financial Statements.

LANE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Lane Capital Markets, LLC (LCM) was formed as a limited liability company July 9, 2001 and began operations as a licensed broker in February 2002.

Nature of Business

LCM operates as an Independent Introducing Broker registered with the Commodity Futures Trading Commission and is a member of the National Futures Association. LCM, as an Independent Introducing Broker, does not handle customers' money nor does LCM clear customers' trades. All customer funds and transactions are maintained with correspondent brokerage firms. LCM financial statements are presented in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the proprietor to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded on the financial statements. Income of the company is taxed to the member in his returns.

Cash Equivalents

LCM considers all short-term investments with a maturity of three months or less at inception to be cash equivalents.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Depreciation for the initial period ended December 31, 2002 was $459.

NOTE 2 – CASH FLOWS

There were no non-cash financing or investing activities during the period. LCM paid no interest or income taxes during the year ended December 31, 2002.

NOTE 3 – NET CAPITAL REQUIREMENT

The minimum net capital as required by Rule 1.17 of the Commodity Futures Trading Commission is $100,000 at December 31, 2002. The company's net capital exceeded the required amount by $219,092.

PERETZ
RESNICK
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

303 South Broadway, Suite 105
Tarrytown, New York 10591
914-332-5393
Fax: 914-332-5996
Email: contact@peretzcpas.com

331 Madison Avenue
New York, New York 10017
212-697-2511

Mr. John Lane, Managing Member
Lane Capital Markets, LLC
Fairfield, CT

In planning and performing our audit of the financial statements of Lane Capital Markets, LLC (LCM) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the Commodities Futures Trading Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by LCM that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of LCM is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which LCM has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PERETZ
RESNICK
& CO., LLP

Mr. John Lane, President
Lane Capital Markets, LLC
Fairfield, CT

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We did not note any matters involving the internal control system and accounting structure and its operation that we consider to be material weaknesses as defined above.

*****

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that LCM's practices and procedures were adequate at December 31, 2002, to meet the Commission's objective.

This report is intended solely for the use of the management of LCM, the Commodity Futures Trading Commission, and other regulatory agencies that rely on Regulation 1.16 of the Commodity Futures Trading Commission and should not be used for any other purpose.

Peretz, Resnick & Co., LLP

March 13, 2003